ISSUED ON BEHALF OF REED ELSEVIER PLC

23 February 2015

Director Declaration

Pursuant to Listing Rule 9.6.14(2), Reed Elsevier PLC (“the Company”) announces that
Lisa Hook, a Non-Executive Director of the Company, was appointed as an independent Director of Vantiv, Inc. on 10 February 2015. Vantiv, Inc. is listed on the New York Stock Exchange.